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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               Amendment No. 21

                            Parker Drilling Company
                       ---------------------------------
                               (Name of Issuer)

                        Common Stock $.16-2/3 par value
                   -----------------------------------------
                        (Title of Class of Securities)

                                  701081 101
                                  ----------
                                 CUSIP Number

Check the following box if a fee is being paid with this Statement []

CUSIP No.      701081 101
          --------------------
1)  Names of reporting persons and SS Nos.:   Robert L. Parker
                                            -----------------------
        ###-##-####
  -----------------------------------------------------------------

2)  Check the appropriate box if a Member of a Group:

                        (a)     X   (b)
                              -----       -----
3)  SEC Use Only:
                 --------------------------------------------------

4)  Citizenship:        United States
                 --------------------------------------------------

                        5.    Sole Voting Power            36,726
                                                -------------------
Number of Shares        6.    Shared Voting Power       3,796,045
Beneficially Owned                                -----------------
By Each Reporting       7.    Sole Dispositive Power    3,832,771
Person With:                                         --------------
                        8.    Shared Dispositive Power  3,796,045
                                                       ------------
9)  Aggregate Amount Beneficially Owned by Each Reporting Person:

             3,832,771
    ---------------------------------------------------------------

10) Check if the Aggregate Amount in Row 9 Excludes Certain
    Shares:
                                -------

11) Percent of Class Represented by Amount in Row 9:     5.0%
                                                     --------------

12) Type of Reporting Person:             IN
                              -------------------------------------

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                                  Item 1 (a)

Name of Issuer:   Parker Drilling Company
--------------

                                  Item 1 (b)

Address of Issuer's Principal Executive Offices:
-----------------------------------------------

                        Eight East Third Street
                        Tulsa, Oklahoma 74103


                                  Item 2 (a)

Name of Person Filing:
---------------------
                        Robert L. Parker


                                  Item 2 (b)

Address of Principal Business Office:
------------------------------------

                        Eight East Third Street
                        Tulsa, Oklahoma 74103


                                  Item 2 (c)

Citizenship:            United States
-----------

                                  Item 2 (d)

Title of Class of Securities:
----------------------------

                        Common Stock $.16-2/3 par value


                                  Item 2 (e)

CUSIP Number:           701081 101
------------

                                    Item 3

If this statement is filed pursuant to Rules 13d-1(b),
------------------------------------------------------
or 13d-2(b), check whether the person filing is a:
-------------------------------------------------

                        Not applicable

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                                    Item 4

Ownership:
---------
            (a)   Amount Beneficially Owned:  3,832,771 shares

            (b)  Percent of Class:  5.0%

            (c)  Number of Shares as to Which Such Person Has:

                  (i)     sole power to vote or direct the vote:

                                 36,726

                  (ii)   shared power to vote or direct the vote:

                              3,796,045<F1>

                  (iii)  sole power to dispose or to direct the
                          disposition of:

                              3,832,771<F1>

                  (iv) shared power to dispose or to direct the disposition of:

                              3,796,045<F1>

<F1>
[FN]
The Robert L. Parker Trust holds 3,796,045 shares subject to the control of the co-trustees, Robert L. Parker and Catherine Mae Parker; however, the Trust is revocable at the election of Robert L. Parker, the settlor.


                                    Item 5

Ownership of Five Percent or Less of a Class:
--------------------------------------------

            This statement is not being filed to report a cessation of beneficial ownership of 5% or more of the class.


                                    Item 6

Ownership of More than Five Percent on Behalf of Another Person:
---------------------------------------------------------------

Other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, and who are known to own more than five percent of the class are as follows:

      Catherine Mae Parker, my co-trustee of the 3,796,045 shares in which beneficial ownership is claimed herein.

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                                    Item 7

Identification and Classification of the Subsidiary Which
---------------------------------------------------------
Acquired the Security Being Reported on by the Parent Holding
-------------------------------------------------------------
Company:
-------
                                Not Applicable


                                    Item 8

Identification and Classification of Members of Group:
-----------------------------------------------------

Robert L. Parker and Catherine Mae Parker, as Co-Trustees of the Robert L. Parker Trust, share voting and dispositive control of the shares held by the Trust and thus may be considered to be a Group pursuant to Rule 13d-5(b)(1). This filing is made pursuant to the Rule 13d-1(c).


                                    Item 9

Notice of dissolution of Group:
------------------------------

                                Not Applicable


                                    Item 10

Certification:                Not Applicable
-------------


Signature   After reasonable inquiry and to the best of my knowledge
---------   and belief, I certify that the information set forth in
            this statement is true, complete and correct.


                       January 18, 2000
      -------------------------------------------------------------
                          Dated as of



      --------------------------------------------------------------
                          Signature



                          Robert L. Parker
      --------------------------------------------------------------
                          Name


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C. 1001).